

February 2, 2015

<u>Via Facsimile</u>
Mr. Gary Herman
Chief Executive Officer
Tumbleweed Holdings, Inc.
720 Fifth Avenue, 10th Floor
New York, New York 10019

  Re: **Tumbleweed Holdings, Inc.**
    Form 10-K for the Fiscal Year Ended June 30, 2014
    Filed October 14, 2014
    Response letter dated January 26, 2015
    File No. 000-22315

Dear Mr. Herman:

  We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2014</u>

<u>General</u>

1. We note your response to comment one from our letter dated January 12, 2015 and understand that you intend to submit Interactive Data at a future date when adequate funds become available. Please note that as a result of your delay in submitting or posting of Interactive Data by the required due dates, you will be deemed not current with your Exchange Act reports and you will not be eligible to use the short form registration statements on Forms S-3or S-8, or elect under Form S-4 to provide information at a level prescribed by Form S-3. Similarly, you will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144. Please confirm to us that you are aware of these restrictions. Refer to SEC Release 33-9002 at http://www.sec.gov/rules/final/2009/33-9002.pdf.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining